Exhibit (c)(1)

Confidential

Special Committee of the Board of Directors

Ruhnn Holding Limited

11F, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road, Jianggan District

Hangzhou, 310016

People’s Republic of China

February 2, 2021

Ladies and Gentlemen:

Ruhnn Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the special committee of independent directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (this “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of Class A ordinary shares, par value US$0.000000001 per share, of the Company (each, a “Class A Share” or, collectively, the “Class A Shares”) and Class B ordinary shares, par value US$0.000000001 per share, of the Company (each, a “Class B Share” or, collectively, the “Class B Shares”, and together with the Class A Shares, the “Shares”), other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares(each as defined below), and (ii) the holders of American Depositary Shares of the Company, each representing five Class A Shares (each, an “ADS” and collectively, “ADSs”), other than ADSs representing the Excluded Shares, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, RUNION Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and RUNION Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, the latest draft of which Duff & Phelps has reviewed is dated February 1, 2021. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company and cease to exist, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent as a result of the merger. In connection with such merger, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares) shall be cancelled in exchange for the right to receive US$0.70 in cash per Share without interest (the “Per Share Merger Consideration”) and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, shall be cancelled in exchange for the right to receive US$3.50 in cash per ADS without interest (the “Per ADS Merger Consideration”, and together with the Per Share Merger Consideration, the “Merger Consideration”) (collectively, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

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Special Committee of the Board of Directors

Ruhnn Holding Limited

February 2, 2021

For purposes of this Opinion, (i) “Excluded Shares” shall mean, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned by Parent or Merger Sub, (b) beneficially owned by any of the Founders, the Rollover Shareholders, and any of their respective Affiliates, in each case, to be contributed to Merger Sub prior to the Effective Time pursuant to the Rollover Agreement, (c) held by the Company or any of its Subsidiaries (or held in the Company’s treasury, if any), and (d) held by the Depositary, the Company or the Company’s Representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options; and (ii) “Effective Time”, “Dissenting Shares”, “Founders”, “Rollover Shareholders”, “Affiliates”, “Subsidiaries”, “Depositary”, “Representatives”, “Transaction Documents” and “Company Options” shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended March 31, 2017 through March 31, 2020 and the Company’s unaudited interim financial statements for the nine months ended December 31, 2018 and December 31, 2019 included in the Company’s Form 6-K filed with the SEC;

b.	The Company’s unaudited interim financial statements for the nine months ended December 31, 2020, provided by the management of the Company;

Special Committee of the Board of Directors

Ruhnn Holding Limited

February 2, 2021

c.	Unaudited segment financial information for the Company for the years ended March 31, 2017 through March 31, 2020 and for the nine months ended December 31, 2018, December 31, 2019 and December 31, 2020, each provided by the management of the Company;

d.	A detailed financial projection model for the Company for the years ending March 31, 2021 through March 31, 2026, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

e.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

f.	A letter dated January 29, 2021 from the management of the Company, which made certain representations as to historical financial statements for the Company and the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

g.	A draft of the Merger Agreement dated February 1, 2021;

h.	A draft of the Rollover Agreement by and among Parent, Merger Sub and the parties listed on Schedule A thereto (the “Rollover Agreement”), dated February 1, 2021; and

i.	Drafts of other Transaction Documents dated February 1, 2021;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Special Committee of the Board of Directors

Ruhnn Holding Limited

February 2, 2021

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s and the Special Committee’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions thereof;

4.	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any material amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

Special Committee of the Board of Directors

Ruhnn Holding Limited

February 2, 2021

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company or the Proposed Transaction.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction (other than its participation in the negotiation of the Merger Consideration), and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Shares or ADSs (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Special Committee of the Board of Directors

Ruhnn Holding Limited

February 2, 2021

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent, except that a copy of this Opinion may be provided to the Board of Directors and included in the filings with the SEC in relation to the Proposed Transaction. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Special Committee dated December 1, 2020 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of this Opinion to the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps (subject to a cap) and to indemnify Duff & Phelps for certain liabilities. During the two years preceding the date of this Opinion, in matters unrelated to the Proposed Transaction, Duff & Phelps has provided certain valuation services to an affiliate of the Company and received fees, expense reimbursement, and indemnification for such engagements.

Special Committee of the Board of Directors

Ruhnn Holding Limited

February 2, 2021

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction are fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC